

05037655

AM 3-10-2005

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2005 WASH., D.C. SEC/MAIL PROCESSING SECTION

SEC FILE NUMBER
8- 66180

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PacificGemini Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Blvd. #910
(No. and Street)

Los Angeles, CA 90025
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sunim K. Oh 310-268-0885 Ext. 10
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mendoza Berger Company, LLP
(Name – *if individual, state last, first, middle name*)

5500 Trabuco Road, Suite 150, Irvine, CA 92620
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SW 3/14/05

OATH OR AFFIRMATION

I, Sunim K. Oh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Gemini Partners, LLC, as of February 23, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

FINOP

Title

Notary Public



BEATA KULISH
Comm.# 1470573
NOTARY PUBLIC-CALIFORNIA
Los Angeles County
My Comm. Expires FEB. 17, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

MENDOZA
BERGER
COMPANY, L.L.P.
Certified Public Accountants

Independent Auditors' Report

To the Member
Pacific Gemini Partners, LLC

We have audited the accompanying statement of financial condition of Pacific Gemini Partners, LLC, (the Firm) as of December 31, 2004, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Gemini Partners, LLC for December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, California
February 2, 2005

5500 Trabuco Road, Suite 150 • Irvine, CA 92620 • 949.387.9850 • Fax 949.387.9652

PACIFIC GEMINI PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Current assets:	
Cash	$ 10,144
Total current assets	10,144
Total assets	$ 10,144

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$ -
Total liabilities	-
Member's equity	10,144
Total member's equity	10,144
Total liabilities and member's equity	$ 10,144

PACIFIC GEMINI PARTNERS, LLC
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:		
Interest income	$	38
Total revenues		38
Expenses:		
Regulatory fees		2,301
Total expenses		2,301
Net loss before provision for income taxes		(2,263)
Provision for income taxes (Note 2)		800
Net loss	$	(3,063)

PACIFIC GEMINI PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

Balance at December 31, 2003	$	10,006
Member's contribution (Note 3)		3,201
Net loss		(3,063)
Balance at December 31, 2004	$	10,144

See independent auditors' report and accompanying notes

PACIFIC GEMINI PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net loss	$ (3,063)
Adjustments to reconcile net income to net cash used in operating activities	-
Total adjustments	-
Net cash used in operating activities	(3,063)
Cash flows from financing activities:	
Member's contributions	3,201
Net cash provided by financing activities	3,201
Increase in cash	138
Cash at beginning of the year	10,006
Cash at end of the year	$ 10,144
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 800

1. BUSINESS DESCRIPTION

Pacific Gemini Partners, LLC, a Delaware Limited Liability Company (the Firm) (a wholly owned subsidiary of PGP Capital Advisors, LLC) (the Parent) is a registered Securities Broker-Dealer and a member of the National Association of Securities Dealers (NASD) and is engaged in the following business activities; 1) Underwriter or selling group participant (corporate securities other than mutual funds 2) Private placement of securities 3) Other securities business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The statements have been prepared using the accrual basis of accounting. Revenues and fees are recognized when earned. Expenses are recognized when cash is disbursed or an obligation has been incurred and the amount of the expense can be reasonably estimated.

Income Taxes

The Firm is a Limited Liability Company taxed as a partnership for income tax purposes and, accordingly, income or loss of the Firm flows through to the member of the Firm. California state taxes of $800 was recorded for the year ended December 31, 2004.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Parent of the Firm pays for certain expenses of the Firm, for which it is generally not reimbursed. In 2004, $3,201 of such expenses were paid by the Parent for which it was not reimbursed, including regulatory expenses and state taxes. Reimbursement of such expenses were waived by the Parent through approval by the Member and treated as a member contribution to the Firm.

Supplementary Information

PACIFIC GEMINI PARTNERS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

Net capital:		
Total member's equity		$ 10,144
Total member's equity qualified for net capital		10,144
Deductions:		
Non-allowable assets	$ -	-
Tentative net capital		
Haircuts		
Money market account	$ 203	203
Net capital		$ 9,941
Aggregate indebtedness:		
Items included in statement of financial condition		$ -
Total aggregate indebtedness		$ -
Computation of basic net capital requirement:		
Minimum net capital required		$ 5,000
Excess net capital		$ 4,941
Ratio: Aggregate indebtedness to capital		0 to 1
Reconciliation with Company's computation (included in Part II-A of Form X-17A-5 as of December 31, 2004):		
Net capital as reported in Company's Part II-A (unaudited) FOCUS report		$ 10,144
Difference between haircuts reported and haircuts recalculated		(203)
Net capital per above		$ 9,941

PACIFIC GEMINI PARTNERS, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2004

Not applicable.

PACIFIC GEMINI PARTNERS, LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2004

Not applicable.

PACIFIC GEMINI PARTNERS, LLC
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2004

Not applicable.

MENDOZA
BERGER
COMPANY, L.L.P.
Certified Public Accountants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Member
Pacific Gemini Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Pacific Gemini Partners, LLC (the Firm), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Firm including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule

5500 Trabuco Road, Suite 150 • Irvine, CA 92620 • 949.387.9850 • Fax 949.387.9652

17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Mendoza Berger & Company, LLP


Mendoza Berger & Company, LLP

Irvine, California
February 2, 2005

PACIFIC GEMINI PARTNERS, LLC

Financial Statements and
Supplementary Information
for the Year Ended
December 31, 2004
and
Independent Auditors' Report on
Internal Control
for the Year Ended
December 31, 2004